

November 14, 2022

Teck Chia
Chief Executive Officer
CBL International Ltd
Suite 19-9-6, Level 9, UOA Centre
No. 19 Jalan Pinang
50450 Kuala Lumpur, Malaysia

> **Re: CBL International Ltd**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed November 4, 2022**
> **File No. 333-267077**

Dear Teck Chia:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2022 letter.

Amendment No. 5 to Registration Statement on Form F-1

Risk Factors, page 17

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial

       condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

       You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services